08003709

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

30 June 2008

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

SEC Mail
Mail Processing
Section
JUL / 2008
Washington, DC
106

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
JUL 11 2008
THOMSON REUTERS

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F0427 (02/2007)

Bradford & Bingley plc

Extraordinary General Meeting - 16 June 2008

A copy of the resolution to adjourn Bradford & Bingley's EGM on 16 June 2008 has been forwarded to the FSA and will shortly be available for inspection at the UKLA Document Viewing facility situated at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

End
17 June 2008

se17060802

18 June 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	June 2008	May 2008
Outstanding current balance of mortgages	£11,612,567,276	£10,459,733,079
Number of mortgages	121,141	112,685
Average loan balance	£95,075	£92,823
Average LTV	61.48%	60.64%
Weighted average HPI LTV	70.11%	68.94%
Arrears:		
1 month +	3.05%	2.86%
3 months +	1.78%	1.77%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 June 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**June 2008**	**April 2008**
Outstanding current balance of mortgages	£13,115,833,732	£11,045,166,385
Number of mortgages	104,270	87,300
Average loan balance	£125,787	£126,520
Weighted average current LTV	78.19%	77.50%
Arrears:		
1 month +	2.39%	2.21%
3 months +	1.14%	1.18%
12 months +	0.09%	0.08%
Repossessions	0.12%	0.16%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

BRADFORD & BINGLEY RESPONDS TO RESOLUTION'S PROPOSAL

The Board of Bradford & Bingley plc (the "Company") notes this afternoon's announcement from Resolution, an investment vehicle backed by Clive Cowdery. The Board confirms that on 20th June 2008 it received an indicative non-binding funding proposal that would involve Resolution's taking effective control of the Company. The Board carefully considered this proposal and on 22nd June informed Resolution that it could not recommend the current form of the proposal to shareholders.

The Board continues to recommend the Restructured Rights Issue and TPG Investment to its shareholders and intends to publish a prospectus relating to the shares to be issued pursuant to the Restructured Rights Issue and TPG Investment this week. The shareholders' meeting to seek approval for the Restructured Rights Issue and TPG Investment will be held on 7 July 2008.

Terms used in this announcement have the meaning set out in the shareholder circular published by the Company on 10th June 2008.

Enquiries
For further information please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Goldman Sachs International
Basil Geoghegan
+44 (0) 20 7774 1000

Goldman Sachs International is acting exclusively for Bradford & Bingley and for no one else in relation to the proposed TPG investment and will not regard any other person (whether or not a recipient of this document) as a client in relation to the TPG investment and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed TPG investment, or any other matters referred to in this document.

End
23 June 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW.

Bradford & Bingley plc

PUBLICATION OF PROSPECTUS

24 June 2008

Further to the announcement made on 2 June 2008, Bradford & Bingley announces that the prospectus (the "Prospectus") in connection with the 19 for 25 rights issue (the "Rights Issue") of 469,432,646 shares and the subscription for up to 324,720,327 shares by TPG Capital at 55p per share, in order to raise approximately £400 million (net of expenses), is being published today.

Copies of the Prospectus will be made available to shareholders free of charge upon request during normal business hours on Monday to Friday each week (public holidays excepted) from and including the date of publication of the Prospectus at the registered office of the Company at P.O. Box 88, Croft Road, Crossflatts, Bingley, West Yorkshire, BD 16 2UA, at the registered office of Citigroup Global Markets Limited at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB and at the registered address of UBS Limited at 1 Finsbury Avenue, London, EC2M 2PP. The prospectus will also be available for download to eligible persons from the Group's website www.bbg.co.uk.

In addition, the Prospectus will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS.

Further information

Further information on the Rights Issue is available on the Group's website www.bbg.co.uk.

Enquiries
For further information please contact:

Bradford & Bingley plc

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint sponsor and joint corporate broker to the Company and is acting for no one else in connection with the matters described in this announcement and is not advising any other person or treating any other person as its client in relation to matters described in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citigroup Global Markets Limited, or for giving advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

- Citigroup Global Markets UK Equity Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint bookrunner and co-underwriter and is acting exclusively for the Company and for no one else in connection with matters described in this announcement and is not advising any other person or treating any other person as its client in relation to matters described in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citigroup Global Markets UK Equity Limited, or for giving advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

UBS Limited is acting as joint corporate broker, joint sponsor, joint bookrunner and co-underwriter and is acting exclusively for the Company and for no one else in connection with matters described in this announcement and is not advising any other person or treating any other person as its client in relation to matters described in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Limited, or for giving advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the Prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the Prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

END

Bradford & Bingley plc

27 June 2008

BRADFORD & BINGLEY STATEMENT

The Board of Bradford & Bingley plc ("Bradford & Bingley" or the "Company) notes that Resolution Ltd ("Resolution") has withdrawn from further discussions with the Company.

The Board recognises its duty on behalf of all shareholders to fully consider at all times and respond promptly to such proposals, but has been concerned not to abandon its current fund raising without achieving a higher level of certainty than Resolution has provided.

The Board and its advisers have been actively engaged with Resolution and its advisers since an initial indicative proposal was received late on Friday 20 June; this initial proposal was rejected on Sunday 22 June. The Board responded to Resolution's revised indicative proposal, which was received late on Tuesday 24 June, during the afternoon of Wednesday 25 June.

The Board has consistently made clear to Resolution that it was prepared to allow due diligence should an acceptable indicative proposal be made.

Resolution's revised indicative proposal did not meet the Board's concerns relating to certainty, funding, clarity, change of control, and price.

The primary concerns of the Board were:

- The Board did not receive any definite details regarding the funding and ownership structure of Resolution's proposal
- The Board did not receive any detail regarding important elements of the proposal, including details of voting and non-voting shares and approvals required under the Takeover Code
- The Board was concerned that Resolution's proposal amounted to its taking effective control of the Company, but this was not reflected in the terms of its proposals

The Board continues to recommend to shareholders its clear plan for recapitalising the Company, comprising the Restructured Rights Issue and TPG Investment (each as defined in the announcement dated 2 June 2008). Shareholder approval for the capital raising will be sought at an Extraordinary General Meeting on 7 July 2008.

Enquiries
For further information please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Matthew Newton, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Goldman Sachs
Basil Geoghegan
+44 (0) 207 7741000

Goldman Sachs International is acting exclusively for Bradford & Bingley and for no one else in relation to the proposed TPG investment and will not regard any other person (whether or not a recipient of this document) as a client in relation to the TPG investment and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed TPG investment, or any other matters referred to in this document.

End
27 June 2008

END